                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                   -----------

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                      PURSUANT TO SECTION 12(b) OR 12(g) OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                     LAW ENFORCEMENT ASSOCIATES CORPORATION
                     --------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

        NEVADA                                          56-2267438
        ------                                          ----------
(State of Incorporation)                    (I.R.S. Employer Identification No.)

100 HUNTER PLACE, YOUNGSVILLE, NORTH CAROLINA              27596
---------------------------------------------              -----
  (Address of Principal Executive Office)                (Zip code)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:
                                                   COMMON STOCK, $.001 PAR VALUE
                                                   -----------------------------


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                                      INDEX

                                                                            Page
PART I

   Item 1. Description of Business                                             3
   Item 2. Management's Discussion and Analysis or
             Plan of Operation                                                11
   Item 3. Description of Property                                            14
   Item 4. Security Ownership of Certain Beneficial Owners and
                 Management                                                   15
   Item 5. Directors, Executive Officers, Promoters and Control Persons       15
   Item 6. Executive Compensation                                             16
   Item 7. Certain Relationships and Related Transactions                     17
   Item 8. Description of Securities                                          17

PART II

   Item 1. Market Price of and Dividends on the Registrant's Common
             Equity and Other Shareholder Matters                             19
   Item 2. Legal Proceedings                                                  20
   Item 3. Changes in and Disagreements with Accountants                      20
   Item 4. Recent Sales of Unregistered Securities                            20
   Item 5. Indemnification of Directors and Officers                          21

PART F/S

    Financial Statements
      Interim Statements for the three months ended March 31, 2002           F-1
      Audited Statements for the years ended December 31, 2001 and
      December 31, 2000                                                      F-1

PART III

   Item 1. Index to Exhibits                                                  23

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PART I

ITEM 1. DESCRIPTION OF BUSINESS

         We were organized in the State of Nevada on May 14, 1998. On December 3, 2001, we entered into an Agreement for the Exchange of Common Stock with Sirchie Finger Print Laboratories, Inc. ("Sirchie") and its wholly-owned subsidiary, Law Enforcement Associates, Inc. ("LEAI"), whereby we issued 8,333,333 shares of common stock to Sirchie in exchange for all of the issued and outstanding shares of LEAI, which subsequently became our wholly-owned subsidiary.

         Through LEAI, we manufacture and distribute undercover surveillance products including a complete line of radio frequency transmitters, receivers, and repeaters for use in surveillance and intelligence gathering operations by law enforcement agencies. In addition, we have an array of video surveillance products ranging from miniature cameras to video transmission and recording systems. We offer our Bloodhound GPS Tracking System, which is a global positioning tracking system. The Bloodhound GPS Tracking System has been one of our leading products. Finally, we also sell the under vehicle inspection system, which also is one of our leading products. Our products are used by military, law enforcement, security and corrections personnel throughout the world, as well as governmental agencies, multinational corporations and non-governmental organizations.

         Our products are marketed under brand names such as the Bloodhound GPS Tracking System and the Under Vehicle Inspection System that are well-known and respected in the military and law enforcement communities. We sell our manufactured products primarily to law enforcement agencies through sales representatives located throughout the United States and at our home office in Youngsville, North Carolina as well as through our web site located at www.lea-sales.com. We believe that our superior products and our extensive distribution capabilities and commitment to customer service and training have enabled us to become a leading provider of surveillance equipment to law enforcement agencies.

         We believe there are significant opportunities to grow our manufacturing business through the acquisition and development of new product lines, expansion into new territories and further development of sales to specialized law enforcement, government and military agencies. In addition, we believe that consistent demand for our premium products at attractive margins will continue because our products are critical to the safety and effectiveness of our customers. Furthermore, we believe that the September 11, 2001 terrorist attacks on the United States will lead to an increase in law enforcement professionals. These professionals will need to be properly equipped with superior surveillance equipment. As a result, we believe that our product line could exhibit higher than previously expected and sustainable demand over the next three to five years.

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Industry Overview/Market Opportunity
------------------------------------

         We participate in the law enforcement and global security products industries through the manufacture of surveillance and intelligence gathering security products marketed to military, law enforcement, security and corrections personnel. Increasingly, law enforcement agencies have recognized the need for our products and services to assist them in surveillance operations in order to protect their communities from the risks associated with terrorism, physical attacks, threats of violence, white-collar crime, fraud and other criminal operations or enterprises.

         The U.S. has been the target of several deadly terrorist attacks directed towards its citizens and facilities around the world. In 1998, U.S. embassies in Nairobi, Kenya and Dar Es Salaam, Tanzania were bombed. In 2000, the U.S. Navy destroyer, USS Cole, was bombed in the Yemeni port of Aden. Most recent were the terrorist attacks on September 11, 2001 against the World Trade Center in New York and the Pentagon in Washington, D.C.

         The continued U.S. military response and additional security measures that need to be implemented within the U.S. related to the terrorist threat will, we believe, require spending at federal, state, and local agencies, corporations and U.S. diplomatic facilities around the world. Institutions, including the U.S. government, government agencies and multinational corporations are redefining strategies to protect against and combat terrorism. The terrorist attacks on September 11, 2001 have emphasized the importance of a strong national defense both abroad and domestically. Prior to September 11, 2001, as part of President George W. Bush's stated commitment to strengthen national defense, the Bush Administration submitted to Congress a $328 billion fiscal 2002 defense budget that reflected an 11.0% increase over the fiscal 2001 defense budget submitted by the Clinton Administration, representing the first double digit increase since Operation Desert Storm. Since September 11, 2001, Congress has passed a $40 billion supplemental appropriation and established the Office of Homeland Security to be headed by the former Governor of Pennsylvania, Thomas J. Ridge.

         On September 30, 2001, the Department of Defense released its Quadrennial Defense Review Report. The report emphasized the establishment of a new strategy for America's defense and highlighted the need to enhance critical domestic defense infrastructure that may require changes in force structure and organization. This new force structure may result in an increase in U.S. military personnel, law enforcement personnel, airport security personnel, and federal sky marshals who would require law enforcement surveillance products and training. We believe that the projected increased spending by the Federal and state governments will result in increased sales of our products.

         Growth Strategy
         ---------------

         We expect the demand for our surveillance products to continue to grow, especially given the expected impact of the September 11, 2001 terrorist attacks on the United States. We plan to address this growth by offering a comprehensive array of premium security and surveillance risk management products.

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         We plan to continue to execute this growth strategy primarily through internal expansion of our existing businesses.

         The following elements define our growth strategy:

         o Capitalize on Exposure to Law Enforcement Agencies. We expect an increase in volume from our current law enforcement agency customers. The events of September 11, 2001 are expected to result in additional funds being allocated to each of these customers. We expect the sale of our products to be positively affected.

         o Expand Distribution Network and Product Offerings. We will continue to leverage our distribution network by expanding our range of branded law enforcement equipment by investing in the development of new and enhanced products which complement our existing products. We believe that a broader product line will enable us to strengthen our relationship and enhance our brand appeal with law enforcement agencies and other end users.

         o Capitalize on Increased Homeland Security Requirements. We are well positioned to provide surveillance products that are essential to establishing a sustainable Homeland Security infrastructure. Due to the September 11, 2001 terrorist attacks on the United States, the U.S. government has created the Office of Homeland Security. Although this Office's mandate is still being finalized, a Homeland Security infrastructure will be developed. We believe that our company is well equipped and prepared to help build this infrastructure.

Products
--------

         We manufacture and distribute a complete line of radio frequency transmitters, receivers, and repeaters for use in surveillance and intelligence gathering operations by law enforcement agencies. In addition, we have an array of video surveillance products ranging from miniature cameras to video transmission and recording systems. We also manufacture and distribute the Bloodhound Global Positioning tracking system and the Under Vehicle Inspection System. Each of our products may be manufactured to each of our clients specifications. The following is a summary of the surveillance products that we manufacture and sell:

         UVIS - UVIS is an under vehicle inspection system, which we manufacture and sell. UVIS provides a clear, high contrast real-time video inspection of the undercarriage of cars, vans and trucks at entry points in half the time of the standard inspection mirror search, with a higher percentage of target acquisitions in extended government field tests.

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         Due to recent events, interest in UVIS has increased. Our government sales representative has set up an information site at www.uvisystems.com. Our newest version is the 5592 which features waterproof, quick-change camera and lamp modules. We sell fixed and portable versions of the UVIS.

         LEA BLOODHOUND GPS TRACKING SYSTEM(TM) utilizes global positioning system technology in order to provide surveillance operatives the ability to conduct discrete vehicle tracking and monitoring. The GPS readings are saved along with time and date, which can then be superimposed onto mapping software. The software will provide a "track" of where and when a suspect has been. This device can be mounted covertly on a target vehicle, and measures a compact size of 3"x4"x1.5".

         SYNTHESIZED AUDIO INTELLIGENCE SYSTEM is a comprehensive bodywire, which includes microphone, transmitter and receiver that is manufactured to military standards. This product includes a FM receiver, a rugged under panel design, a LCD battery tester, 9-volt battery tester, audio line output to a VCR and a voice scrambler. The Synthesized Audio Intelligence System allows law enforcement agencies to engage in various types of undercover operations whereby all conversations engaged in by the undercover agent are transmitted and recorded.

         SYNTHESIZED TACTICAL INTELLIGENCE SYSTEM is a combined receiver and transmitter that has a compact design, which enables it to be used for varied surveillance situations. This products allows for the transmitting and receiving of voice data within a one mile range. This product comes with a built in recorder as well as weather and water resistant case.

         GROUND HOG COVERT UNATTENDED VIDEO SURVEILLANCE SYSTEM is specifically designed for unattended cover outdoor surveillance of targets ranging from marijuana fields and drug labs to suspected larceny in a variety of fields. The Ground Hog utilizes a camouflaged pinhole camera in a weatherproof housing to view the targeted area. Images from the camera are recorded on the system's 8mm VCR. The monitor station is also camouflaged and housed in a weather resistant steel case. The Ground Hog also utilizes a standby mode whereby its infrared, wireless motion detector automatically switches the Ground Hog from standby to active when someone walks into the target area. The Ground Hog also comes with a wireless option.

         LEA 6300 SERIES - the LEA 6300 Series includes a variety of repeaters. A repeater is designed to work together with each of our transmitters to increase the distance that voice data may be monitored. Our standard transmitter allows for monitoring within a one mile range. However, a

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         transmitter that is combined with a repeater will be able to monitor voice data with a two mile range. Our repeaters come in various designs, which are compatible with all narrow band VHF high band FM transmitters of matching frequency. The designs that the LEA 6300 Series are sold in, include the following:

               o        Disguised Car Battery Repeater
               o        Weatherproof Tactical Repeater
               o        Briefcase Repeater
               o        Disguised Book Bag Repeater
               o        Gym Bag Repeater
               o        Disguised AM/FM Radio Repeater
               o        Miniature Portable Repeater

         LEA 7000 SERIES - the LEA 7000 series includes a variety of transmitters and accessories. A transmitter is a device that is hidden on an undercover agent, which allows the law enforcement agency to monitor the audio data. Each of these transmitters come with various features including different designs and watt levels generally between 500 mW and 1-Watt. The transmitters are available in various disguised formats which enable these items to be used in various law enforcement operations. The designs that the transmitter are available in, include the following:

               o        Denim Jacket Transmitter
               o        Flat Pack Transmitter
               o        Baseball Cap Transmitter
               o        Wristwatch Transmitter
               o        Garage Door Opener Transmitter
               o        Tape Measure Transmitter
               o        Radar Detector Transmitter
               o        Cigarette Transmitter
               o        Strip Outlet Transmitter
               o        1-Watt Transmitter
               o        Disguised Walkman Transmitter
               o        Miniature Transmitter
               o        Semi-Functional "Flex" Style Pager Transmitter
               o        Functional "Flex" Style Pager Transmitter
               o        Bravo Pager Transmitter
               o        Nokia or Motorola Cellular Telephone Battery Transmitter
               o        Nokia Digital Wireless Battery Transmitter
               o        Board Transmitter
               o        Nokia Digital Wireless Battery Transmitter

         VIDEO TRANSMISSION SYSTEMS - These transmissions systems provide both audio and video surveillance capabilities. We have a variety of transmitters including a disguised sports cup video transmission system, jean jacket video system, radar detector, video tape box, VCR, smoke detector and clock radio. Each of these items includes a black and white and color camera, a video transmitter, an audio transmitter and a directional antenna. The transmissions systems also come in a transmitter/receiver combo.

         VIDEO SURVEILLANCE SYSTEMS - We offer video surveillance systems, which are concealed in enclosures resembling pole mounted transformer and utility boxes. These items come with a command control unit, which includes a display monitor, video recorder/player and digital proportional "joy stick" pan/tilt/control, which is enclosed in a single portable carrying case.

         DISGUISED ANTENNAS which are compatible with all of our receivers and repeaters. The antennas are sold in various disguises including as a cellular antenna, coat hanger, tissue box and cassette/CD box.

         8MM PINHOLE SURVEILLANCE SYSTEM - includes an 8mm video recorder with pop-up monitor, time/date generator and black and white mount cameras that may be used for surveillance in automobiles and hotel rooms.

         DIGITAL NOISE FILTER - This item can be used to cancel up to 95% of background noise for greater intelligibility of recordings.

         DISGUISED VIDEO/AUDIO RECORDING SYSTEM - incorporates a complete video and audio recording system housed in a common tote/gym bag-style carrying case. Includes an 8mm video cassette recorder, an integrated time/date generator, a miniature camera with a wide angle lens and highly sensitive condenser type microphone.

         BOOK BAG DISGUISED SYSTEM - this is a complete video and audio recording system housed and disguised in a common book bag. This system incorporates a video cassette recorder, an integrated time and date generator, a miniature black and white camera with wide angle lens and a highly sensitive condenser type microphone.

Customers
---------

         The primary end users of our products are federal, state and local law enforcement agencies, local police departments, state corrections facilities, U.S. and allied militaries, highway patrols, sheriffs' departments and select private security personnel. We reach these customers through a distribution strategy that utilizes approximately five sales representatives, direct mailings, catalogs and trade shows as well as our web site on the Internet located at www.lea-sales.com.

Marketing
---------

         We market and distribute our products directly to the military, law enforcement agencies, security and corrections personnel through sales representatives and through our web site located at www.lea-sales.com, direct

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mailings, catalogs and trade shows. Management believes that direct sales to end users should allow us to more efficiently and effectively meet customer needs by providing products which are tailored for the customer's individual requirements at a more economical price. Typically we will enter into agreements with each of our sale representatives, which allows the representative to sell our products in a certain geographical area. The agreements provide that the sales representative will receive a commission within the range of 10% to 25% depending on the product sold. The standard agreement also provides that the sales representative will not sell or handle products that compete with our products.

Product Manufacturing and Raw Materials
---------------------------------------

         We manufacture all of our products at our facility located in Youngsville, North Carolina. The manufacture process is a basic procedure whereby our manufacturing employees assemble each of the products utilizing the raw materials. This process includes a sub assembly procedure for general items and a final assembly for each specific product. We currently employ 12 employees in the manufacturing sector.

         The raw materials used in manufacturing our products include various items ranging from screws, adhesive, circuit boards and enclosures, which are available from a multitude of suppliers throughout the United States. We purchase these raw materials directly from the manufacturers. We believe that we enjoy a good relationship with these companies. However, if necessary, we believe that we could readily find replacement manufacturers. We are aware of multiple suppliers for these materials and would not anticipate a significant impact if we were to lose any suppliers.

Competition
-----------

         The market for our products is highly competitive and we compete with competitors ranging from small businesses to multinational corporations. Our two prime competitors are DTC Communications, Inc. and Audio Intelligence Devices, Inc. We believe we compete by providing superior design, engineering and production expertise in our line of surveillance products. The principal competitive factors for all of our products are quality of engineering and design, reputation in the industry, production capability and capacity, price and ability to meet delivery schedules.

Patents and Trademarks
----------------------

         We do not hold any patents relating to any of our products or related technologies. Accordingly, our concept is not proprietary and is subject to duplication and competition from entities with greater resources and strengths than us. We have trademark protection for the name "LEA Bloodhound GPS Tracking System(TM)."

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Governmental Regulation
-----------------------

         We are subject to federal licensing requirements with respect to the sale in foreign countries of certain of our products. The U.S. Department of Commerce - Bureau of Industry and Security requires that a license be obtained prior to the export or reexport of any device primarily used for the surreptitious interception of wire or oral communications. We are also obligated to comply with a variety of federal, state and local regulations, both domestically and abroad, governing certain aspects of our operations and the workplace. Additionally, as a government contractor, we are subject to rules, regulation and approvals applicable to government contractors.

         We are also regulated by the U.S. Department of Justice under the Omnibus Crime Control and Safe Streets Act of 1968, as amended (the "Omnibus Act"), as a result of our sale of listening and surveillance devices. The Omnibus Act prohibits the manufacture, possession, sale and advertisement of devices that that would be useful for the purpose of the surreptitious interception of wire, oral or electronic communications. However, the Omnibus Act also provides that it is not illegal for a party to manufacture, sell or advertise a surreptitious listening device if that party is under contract to manufacture and sell such device with the United States, a state or a political subdivision thereof which is authorized to use such device

Environmental Matters
---------------------

         We are subject to federal, state, and local laws and regulations governing the protection of the environment, including those regulating discharges to the air and water, the management of wastes, and the control of noise and odors. Like all companies, we are subject to potentially significant fines or penalties if we fail to comply with environmental requirements. We do not expect material capital expenditures for environmental controls in 2002. However, environmental requirements are complex, change frequently, and could become more stringent in the future.

         Accordingly, we cannot assure you that these requirements will not change in a manner that will require material capital or operating expenditures or will otherwise have a material adverse effect on us in the future.

Employees
---------

         As of July 10, 2002, we have a total of approximately 16 employees, of which approximately four were employed within the sales and marketing area and approximately 12 were employed in the manufacturing area. None of our employees are represented by a labor union. We believe that our employee relations are good.

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ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The statements contained herein are not purely historical statements, but rather include what we believe are forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These include statements about our expectations, beliefs, intentions or strategies for the future, which are indicated by words or phrases such as "anticipate," "expect," "intend," "plan," "will," "we believe," "the company believes", "management believes" and similar words or phrases. The forward-looking statements are based on our current expectations and are subject to certain risks, uncertainties and assumptions, including factors set forth in the following discussion and in the discussions under "Business." Our actual results could differ materially from results anticipated in these forward-looking statements. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

Overview
--------

Academy Resources Inc. ("Academy" or the "Company") was incorporated on May 14, 1998 under the laws of the State of Nevada for the purpose of mining and exploration. Through the period from incorporation to December 3, 2001 the company had no revenue, and had ceased operations. On December 3, 2001, the Company and Law Enforcement Associates Inc. (a privately-owned New Jersey corporation doing business in North Carolina), and the individual holders of all of the outstanding common stock of Law Enforcement Inc. (the "Holders") entered into a certain Share Exchange Agreement (the "Agreement") pursuant to which the Holders tendered to the Company all issued and outstanding shares of common stock of Law Enforcement Associates Inc. in exchange for 8,333,333 shares of restricted common stock of the Company. As a result of the transaction, Law Enforcement Associates, Inc. became our wholly-owned subsidiary. Although Academy was the surviving legal entity in the Share Exchange, the transaction was accounted for as an issuance of equity by Law Enforcement Associates Inc. and a recapitalization of Law Enforcement Associates Inc. under the capital structure of Academy in exchange for the net assets of Academy. This type of transaction is commonly referred to as a reverse acquisition. Upon completion of the Share Exchange, Academy changed its name to Law Enforcement Associates Corporation.

On June 22, 2000 the company issued 7,032,766 shares of common stock for Myofis Internet Inc., a development stage company incorporated in Delaware. As of December 31, 2000, no operations had commenced and the investment was written off.

We manufacture and distribute undercover surveillance products including a complete line of radio frequency transmitters, receivers, and repeaters for use in surveillance and intelligence gathering operations by law enforcement agencies. In addition, we have an array of video surveillance products ranging

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from miniature cameras to video transmission and recording systems. We also offer our Bloodhound GPS Tracking System, which is a global positioning tracking system. The Bloodhound GPS Tracking System has been one of our leading products. Finally, we also sell the under vehicle inspection system, which also is one of our leading products. Our products are used by military, law enforcement, security and corrections personnel throughout the world, as well as governmental agencies, multinational corporations and non-governmental organizations.

RESULTS OF OPERATIONS

RESULTS OF OPERATIONS - Three Months Ended March 31, 2002 Compared to Three Months Ended March 31, 2001.

REVENUES

         Revenues generated during the three months ended March 31, 2002, aggregated $2,310,094, as compared to $1,064,796 for the three months ended March 31, 2001. The increase in revenues from the prior year is primarily due the increased sales of our basic surveillance products as well as the under vehicle inspection system as the result of the increased security within the United States and abroad after the terrorist attacks of September 11, 2001..

COSTS OF GOODS SOLD

         Cost of Goods Sold for the three months ended March 31, 2002, aggregated $831,712, as compared to $647,227 for the three months ended March 31, 2001. The increase for the three months ended March 31, 2002, was primarily due to the increase in the use of raw materials as a result of increased sales.

OPERATING EXPENSES

         Operating Expenses incurred for the three months ended March 31, 2002, aggregated $376,555, as compared to $346,728 for the three months ended March 31, 2001. The increase for the three months ended March 31, 2001, was primarily due to the increase in lease payments and the increase in the number of employees.

NET INCOME AND EARNINGS PER SHARE

         The net income and the basic net income per weighted average share was $665,842 and $.035 for the three months ended March 31, 2002, as compared to $42,070 and $.003 for the three months ended March 31, 2001. Income from operations improved from the previous year primarily as a result of the increase in the sale of our more profitable items, including the under vehicle inspection system.

RESULTS OF OPERATIONS - Year Ended December 31, 2001 Compared to Year Ended December 31, 2000.

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REVENUES

         Revenues generated during the year ended December 31, 2001, aggregated $5,096,890, as compared to $3,933,592 for the year ended December 31, 2000. The increase in revenues from the prior year is primarily due the increased sales of our basic surveillance products as well as the under vehicle inspection system as the result of the increased security within the United States and abroad after the terrorist attacks of September 11, 2001..

COST OF GOODS SOLD

         Cost of Goods Sold for the year ended December 31, 2001, aggregated $3,323,835, as compared to $2,597,464 for the year ended December 31, 2000. The increase for the year ended December 31, 2001, was primarily due to the increase in the use of raw materials as a result of increased sales.

OPERATING EXPENSES

         Operating Expenses incurred for the year ended December 31, 2001, aggregated $1,215,006, as compared to $1,472,662 for the year ended December 31, 2000. The decrease for the year ended December 31, 2001, was primarily due to the implementation of a company cost saving plan focusing on the reduction of expenses.

NET INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE

         The net income (loss) and the basic net income (loss) per weighted average share was $328,413 and $.036 for the year ended December 31, 2001, as compared to $(201,849) and $(.051) for the year ended December 31, 2000. Income from operations improved from the previous year primarily as a result of a decrease in operating expenses from $1,472,662 for the year ended December 31, 2000 to $1,215,006 for the year ended December 31, 2001. The increase in net income for the year ended December 31, 2001 was also the result of the write off of the Myofis Internet, Inc. acquisition for the year ended December 31, 2000.

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 2001, we had working capital of $572,671 as compared with $251,979 at December 31, 2000. The increase in the working capital is primarily the result of the increase in accounts receivables as the result of more sales of our products.

         We have historically sustained our operations with the funds received from the sale of our products. As of March 31, 2002, we did not have any financing arrangements in place.

         If we need to obtain capital, no assurance can be given that we will be able to obtain this capital on acceptable terms, if at all. In such an event, this may have a materially adverse effect on our business, operating results and financial condition.

INFLATION

         We believe that the impact of inflation on our operations since our inception has not been material.

ITEM 3. DESCRIPTION OF PROPERTY

         On February 1, 2002, we entered into a lease with Sirchie Finger Print Laboratories, Inc. ("Sirchie") for approximately 13,800 square feet of space for our Youngsville, North Carolina, headquarters pursuant to a one-year lease expiring on January 31, 2003, at approximately $11,573.34 per month. Sirchie owns approximately 42.9% of our common stock. Mr. Carrington, our director and majority shareholder, serves as the President, Chief Executive Officer and a director of Sirchie and also owns 69.1% of its outstanding shares of common stock.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENeFICIAL OWNERS AND MANaGEMENT

         The following table sets forth certain information regarding the beneficial ownership of our common stock as of July 10, 2002 by

         o each person who, to our knowledge, beneficially owns more than 5% of the our common stock;

         o        each of our directors; and

         o        all of our executive officers and directors as a group:

                                    AMOUNT OF
     NAME AND ADDRESS OF            BENEFICIAL             PERCENTAGE OF
      BENEFICIAL OWNER              OWNERSHIP              BENEFICIAL OWNERSHIP
      ----------------              ---------              --------------------

John H. Carrington(1)               14,540,724(2)                74.8%

Paul Feldman (3)                                                  0.0%
                                             0

Inez Neff(3)                                                      0.0%
                                             0

Jerry M. Lamm(1)                          5,555                   0.03%

All Directors and Executive Officers
as a Group (4 persons)              14,546,279                   74.8%
----------------------

         (1)      Director of our company.
         (2) Includes shares owned by Sirchie Finger Print Laboratories, Inc. of which Mr. Carrington serves as the President, Chief Executive Officer and a director and also owns 69.1% of its outstanding shares of common stock.
         (3)      Officer of our company.


         The securities "beneficially owned" by a person are determined in accordance with the definition of "beneficial ownership" set forth in the rules and regulations promulgated under the Securities Exchange Act of 1934. Beneficially owned securities may include securities owned by and for, among others, the spouse and/or minor children of an individual and any other relative who has the same home as such individual. Beneficially owned securities may also include other securities as to which the individual has or shares voting or investment power or which such person has the right to acquire within 60 days pursuant to the conversion of convertible equity, exercise of options, or otherwise. Beneficial ownership may be disclaimed as to certain of the securities.

         The foregoing table is based upon 19,449,433 shares of common stock outstanding as of June 26, 2002, assuming no other changes in the beneficial ownership of the our securities.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

 Name                      Age              Position
 ----                      ---              --------

Paul Feldman                45              President, Treasurer and Secretary

Inez Neff                   52              Assistant Secretary

John H. Carrington          67              Director

Jerry M. Lamm               59              Director
----------------

PAUL FELDMAN has served as our President, Treasurer and Secretary since August 2001. Mr. Feldman has served as the President of Law Enforcement Associates, Inc. ("LEAI"), our wholly owned subsidiary, since 1993. Mr. Feldman initially joined LEAI as the Eastern Regional Sales Manager in 1989. From 1989 to 1993, Mr. Feldman served as the Vice President of Sales for LEAI. Prior to joining our company, Mr. Feldman was employed with United Parcel Service as a manager from 1980 to 1989. Mr. Feldman received a Bachelor of Science from Duke University in 1978.

INEZ NEFF has served as the Assistant Secretary since August 2001 until the present. Ms. Neff has served as the Corporate Comptroller of Sirchie Finger Print Laboratories, Inc. since 1976.

SENATOR JOHN H. CARRINGTON has served as a director of our company since August 2001. Senator Carrington is the President, Chief Executive Officer, director and 69.1% shareholder of Sirchie Finger Print Laboratories, Inc., which owns approximately 42.9% of our company. Senator Carrington has served as a member of the North Carolina State Senate from 1995 to the present. Senator Carrington earned a degree in forensic sciences from the American Institute of Applied Sciences in 1960 as well as a mechanical engineering degree from Pennsylvania Military College (Widener College) in 1962. Senator Carrington also served in the U.S. Army, 3rd Airborne Training School, 1st Special Troops Brigade from 1953 to 1955. Senator Carrington is a member of the International Association of Police Chiefs, the International Association of Identification and the International Narcotics Officers Association.

JERRY M. LAMM has served as a director of our company since August 2001. From August 1973 until September 2000 Mr. Lamm was employed as a driver for ABF Freight Carriers.

ITEM 6. EXECUTIVE COMPENSATION

The following table sets forth certain information with respect to the compensation paid to Paul Feldman, the sole executive officer and director, for services rendered in all capacities for the period through December 31, 2001. We had no other executive officers whose total annual salary exceeded $100,000 for the following fiscal years:


------------------------------------------------------------------------------------------------------------------------------
                                             Annual Compensation                          Long-Term Compensation
                                      -------------------------------------   ------------------------------------------------
                                                                                     Awards                  Payouts
                                                                              ---------------------   ------------------------
                                                                              Restricted Securities
                                                                 Other Annual   Stock   Underlying                 All Other
                                                                 Compensation  Award(s)   Options/      LTIP      Compensation
   Name        Position   Year        Salary($)    Bonus ($)         ($)       ($)(2)    SARs(#)(1)   Payouts($)      ($)
------------------------------------------------------------------------------------------------------------------------------
Paul Feldman  President   2001        122,390           -             -          -            -           -            -

              President   2000            N/A           -             -          -            -           -            -

              President   1999            N/A           -             -          -            -           -            -



Employment Agreements
---------------------

We have not entered into any employment agreements with any of our named executive officers and directors nor is there any compensatory plan or arrangement with any named executive officer.

Director Compensation
---------------------

Our directors are not compensated in any way for the services that they provide.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         We presently lease our office space from Sirchie Finger Print Laboratories, Inc. ("Sirchie"), which presently owns 42.9% of our common stock. On February 1, 2002, we entered into the lease with Sirchie for approximately 13,800 square feet of space for our Youngsville, North Carolina, headquarters pursuant to a one-year lease expiring on January 31, 2003, at approximately $11,573.34 per month.

         We have not entered into any other transaction in the last two years nor are there any proposed transactions with any related party.

         Sirchie owns 8,333,333 shares of common stock of our company or 42.9%. Sirchie acquired these shares pursuant to an Agreement for the Exchange of Common Stock entered on December 3, 2001 whereby all of the outstanding shares of common stock of Law Enforcement Associates, Inc. ("LEAI"), our wholly owned subsidiary, were delivered to us and a majority of our outstanding shares of common stock were delivered to Sirchie. We subsequently changed our name from "Academy Resources, Inc." to "Law Enforcement Associates Corporation".

         Mr. Carrington, our director and majority shareholder, serves as the President, Chief Executive Officer and a director and also owns 69.1% of Shirchie's outstanding shares of common stock.

ITEM 8. DESCRIPTION OF SECURITIES

General
-------

         We have an authorized capital of 50,000,000 shares of common stock, $.001 par value, and 1,000,000 shares of preferred stock, $.01 par value, of which 19,449,433 shares of common stock and 0 shares of preferred stock are currently outstanding. On December 12, 2001, we effected a one for three reverse stock split.

Common Stock
------------

         Holders of shares of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders and do not have cumulative voting rights in the election of directors. Such holders are entitled to share pro rata in such dividends as may be declared by the board of directors out of funds legally available. Management, however, does not presently intend to pay any dividends. In the event of any dissolution, liquidation or winding-up of our business, the holders of common stock will be entitled to share pro rata in all distributions made after payment in full of all of our creditors and the liquidation preferences of any outstanding shares of preferred stock, if any. There are no preemptive rights or conversion privileges applicable to the common stock.

Preferred Stock
---------------

         The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include the designations, rights and preferences including preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any such preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. The ability of the Board of Directors to issue preferred stock could discourage, delay or prevent a takeover of us. We do not have any current plans to issue any Preferred Stock.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

         Our common stock is listed for quotation on the pink sheets under the symbol "LENF". The market for such shares is limited and no assurance can be given that a significant trading market for our common stock will develop or, if developed, will be sustained.

         The following table sets forth the range of the high and low closing bid prices of the our common stock during each of the calendar quarters identified below. These bid prices were obtained from the pink sheets and do not necessarily reflect actual transactions, retail markups, mark downs or commissions. The transactions include inter-dealer transactions. Our management believes that the following data is anecdotal and may bear no relation to the true value of our common stock or the range of prices that would prevail in a fluid market, as these quotes are based upon limited public float and trading in our common stock.

              2000             High         Low
              ----             ----         ----

              1st Quarter      $1.53        $0.02
              2nd Quarter      $1.60        $0.15
              3rd Quarter      $0.31        $0.20
              4th Quarter      $0.20        $0.02

              2001             High         Low
              ----             ----         ----

              1st Quarter      $0.05        $.003
              2nd Quarter      $0.05        $.003
              3rd Quarter      $0.30        $0.05
              4th Quarter      $1.05        $0.75

              2002             High         Low
              ----             ----         ----

              1st Quarter      $1.50        $0.35
              2nd Quarter      $0.65        $0.15

         The last reported sales price of the Common Stock was $.32 as reported on the pink sheets on July 10, 2002. The approximate number of holders of the our common stock was 14 as of July 10, 2002. The above high and low closing bid prices for our common stock listed for the quarters prior to the fourth quarter 2001, do not reflect the one for three reverse stock split effected December 12, 2001.

         We have not paid any dividends and we currently have no intention of paying any dividend on our common stock in the future. There are no restrictions that limit our ability to pay dividends.

ITEM 2. LEGAL PROCEEDINGS

         We are currently not subject to any material pending or threatened legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         The securities described below represents certain of our securities sold by us during the last three years that were not registered under the Securities Act, all of which were issued by us pursuant to exemptions under the Securities Act. Underwriters were involved in none of these transactions.

         In June 2000, we entered into an Agreement and Plan of Reorganization with Myofis Internet, Inc. ("Myofis") and the shareholders of Myofis whereby we issued 7,032,766 shares of common stock to the shareholders of Myofis in exchange for all of the issued and outstanding shares of Myofis, which subsequently became our wholly-owned subsidiary. The operations of Myofis never commenced and the investment was subsequently written off. These foregoing securities were issued in reliance on Section 4(2) of the Securities Act of 1933.

         On October 29, 2001 we issued 1,666,667 shares of common stock to John
H. Carrington, an accredited investor, for $50,000. These foregoing securities were issued in reliance on Section 4(2) of the Securities Act of 1933.

         On December 3, 2001, we entered into an Agreement for the Exchange of Common Stock with Sirchie Finger Print Laboratories, Inc. ("Sirchie") and its wholly-owned subsidiary, Law Enforcement Associates, Inc. ("LEAI"), whereby we issued an aggregate of 8,333,333 shares of common stock to Sirchie in exchange for all of the issued and outstanding shares of LEAI, which subsequently became our wholly-owned subsidiary. These foregoing securities were issued in reliance on Section 4(2) of the Securities Act of 1933.

         On January 17, 2002, we issued 400,000 shares of common stock to Sunburst Partners, Inc. for $20,000, which is currently owed by Sunburst Partners, Inc.

         On February 25, 2002, we issued 200,000 shares of common stock to Sunburst Partners, Inc. for $10,000, which is currently owed by Sunburst Partners, Inc.

         The shares issued to Sunburst Partners, Inc. in the above transactions were issued pursuant to Rule 504 of Regulation D as promulgated under the Securities Act of 1933, as amended.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Certificate of Incorporation limits, to the maximum extent permitted by Nevada law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. Our Bylaws provided that we shall indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent permitted by Nevada law.

         Section 78.751 of the Nevada Revised Statutes provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of that fact that he or she was a director, officer employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                     LAW ENFORCEMENT ASSOCIATES CORPORATION
                       (FORMERLY ACADEMY RESOURCES, INC.)

                        CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 2002

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



Balance Sheets...............................................................F-3

Statements of Operations ....................................................F-4

Statements of Stockholders Equity............................................F-5

Statements of Cash Flows.....................................................F-6

Notes to Financial Statements................................................F-7
                                                                    through F-11


                                  LAW ENFORCEMENT ASSOCIATES CORPORATION
                                    (FORMERLY ACADEMY RESOURCES, INC.)
                                       CONSOLIDATED BALANCE SHEETS
                                   MARCH 31, 2002 AND DECEMBER 31, 2001

                                                                              March 31,     December 31
                                                                                2002           2001
                                     ASSETS                                                  (audited)
                                                                             ------------   ------------
CURRENT ASSETS
   Cash                                                                      $   623,378    $    85,320
   Accounts receivable (net of allowance for doubtful accounts of $20,000)     1,094,795      1,071,921
   Inventory                                                                     210,738        190,863
   Other current assets                                                            5,752          5,393
                                                                             ------------   ------------

     Total current assets                                                      1,934,663      1,353,497
                                                                             ------------   ------------


PROPERTY AND EQUIPMENT -Net                                                       84,188         97,770
                                                                             ------------   ------------

OTHER ASSETS
   Intangible asset (net of amortization of $8,745 and $6,773 at March           111,255        113,227
     31, 2002 and December 31, 2001, respectively)
                                                                             ------------   ------------

            Total other assets                                                   111,255        113,227
                                                                             ------------   ------------

Total Assets                                                                 $ 2,130,106    $ 1,564,494
                                                                             ============   ============

                         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable and accruals                                             $   134,697    $   287,729
   Capitalized Leases  Payable -Current                                           16,637         16,637
   Income taxes payable                                                          390,680        224,000
   Loans payable-related parties                                                 145,011        195,011
   Prepaid sales deposits                                                          3,024         57,449
                                                                             ------------   ------------

            Total current liabilities                                            690,049        780,826
                                                                             ------------   ------------

LONG TERM LIABILITIES
   Capitalized Leases Payable -net of current                                     11,298         20,751
                                                                             ------------   ------------
            Total Long Term Liabilities                                           11,298         20,751
Total Liabilities                                                                701,347        801,577
                                                                             ------------   ------------

STOCKHOLDERS' EQUITY
 Preferred Stock $.01 par value 1,000,000 authorized, 0 issued                         0              0
 Common stock, $0.001 par value, shares authorized 50,000,000;
   19,449,433, and 18,849,433 issued and outstanding March 31, 2002               19,449         18,849
   and December 31, 2001, respectively
Additional Paid in Capital                                                       223,482        194,082
Stock Subscription Receivable                                                    (30,000)             0
                                                                             ------------   ------------
 Retained Earnings                                                             1,215,828        549,986
                                                                             ------------   ------------

            Total Stockholders' Equity                                         1,428,759        762,917
                                                                             ------------   ------------

Total Liabilities and Stockholders' Equity                                   $ 2,130,106    $ 1,564,494
                                                                             ============   ============


                The accompanying notes are an integral part of the financial statements.

                                                   F-3


                          LAW ENFORCEMENT ASSOCIATES CORPORATION
                            (FORMERLY ACADEMY RESOURCES, INC.)
                          CONSOLIDATED STATEMENTS OF OPERATIONS
                        THREE MONTHS ENDED MARCH 31, 2001 AND 2000


                                                           March 31, 2002  March 31, 2001
                                                           -------------   -------------
REVENUES                                                   $  2,310,094    $  1,064,796

COST OF GOOD SOLD                                               831,712         647,227

                                                           -------------   -------------
           Gross profit                                       1,478,382         417,569


OPERATING EXPENSES                                              376,555         346,728
                                                           -------------   -------------

Net income (loss) before other income (expense) and
provision for income taxes                                    1,101,827          70,841

OTHER INCOME (EXPENSE)
   Interest (Expense)                                              (985)           (771)
                                                           -------------   -------------
        Total Other Income (Expense)                               (985)           (771)
                                                           -------------   -------------
Net income (loss) before provision for income taxes           1,100,842          70,070

Provision  for income taxes                                     435,000          28,000
                                                           -------------   -------------

Net income (loss)                                          $    665,842    $     42,070
                                                           =============   =============
     Net income (loss) per weighted average share, basic   $       .035    $       .003
                                                           =============   =============
     Weighted average number of shares                       19,149,433       8,849,433
                                                           =============   =============


         The accompanying notes are an integral part of the financial statements.

                                           F-4

                                               LAW ENFORCEMENT ASSOCIATES, CORPORATION
                                                 (FORMERLY ACADEMY RESOURCES, INC.)
                                           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                               STOCK
                                                                                ADDITIONAL    SUBSCRIP-                    TOTAL
                                      NUMBER OF      COMMON      PREFERRED       PAID-IN        TION       RETAINED    STOCKHOLDERS'
                                       SHARES        STOCK         STOCK         CAPITAL     RECEIVABLE    EARNINGS       EQUITY
                                    ------------  ------------  ------------  ------------  ------------  ------------  ------------
BALANCE, December 31, 2000            8,849,433   $     8,850   $         0   $    82,748   $         0   $   221,573   $   313,171

October 29, 2001 shares issued        1,666,667         1,666             0        48,334                           0        50,000
for cash

Contributed Capital for Imputed                                                    63,000                           0        63,000
Rent Expense

December 3, 2001 shares issued        8,333,333         8,333             0             0             0             0         8,333
to purchase shell

December 12, 2001 Reverse 3:1                 0             0             0             0             0             0             0
common stock split

Net Income Year Ended                         0             0             0             0             0       328,413       328,413
December 31,2001
                                    ------------  ------------  ------------  ------------  ------------  ------------  ------------

BALANCE, December 31, 2001           18,849,433   $    18,849   $         0   $   194,082   $         0   $   549,986   $   762,917
                                    ============  ============  ============  ============  ============  ============  ============

Common stock subscription               600,000           600             0        29,400       (30,000)            0             0

Net Income 3 months Ended                                                                                     665,842       665,842
          March 31, 2002

                                    ------------  ------------  ------------  ------------  ------------  ------------  ------------
BALANCE, March 31, 2002              19,449,433   $    19,449   $         0   $   223,482   $   (30,000)    $1,215,828  $ 1,428,759
                                    ============  ============  ============  ============  ============  ============  ============



                               The accompanying notes are an integral part of the financial statements


                                                                 F-5

                     LAW ENFORCEMENT ASSOCIATES, CORPORATION
                       (FORMERLY ACADEMY RESOURCES, INC.)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   THREE MONTHS ENDED MARCH 31, 2002 AND 2001.


                                                          March 31    March 31
                                                            2002         2001
                                                         ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                        $ 665,842    $  42,070
Adjustments to reconcile net income (loss) to net cash
used for operations:
   Depreciation & Amortization                              15,554       10,519
   Allowance for bad debts                                       0
   Contributed capital for imputed rent expense                  0       15,750
   Common Stock issued for acquisition                           0

Change in operating assets and liabilities:
   (Increase) decrease in accounts receivable              (28,626)     (52,390)
   (Increase) decrease in inventory                        (19,875)     (11,985)
   (Increase) decrease in other current assets               5,393        1,500
   Increase (decrease) in accounts payable                (153,032)     (39,390)
   Increase (decrease) in income taxes payable             166,680       28,000
                                                         ----------   ----------
   Increase (decrease) in customer sales deposits          (54,425)       4,152
                                                         ----------   ----------

Net cash used by operating activities                      597,511       (1,774)
                                                         ----------   ----------

CASH FLOW FROM INVESTING ACTIVITIES:
   Acquisition of fixed assets via capitalized leases            0            0
   Acquisition of intangible assets                              0            0
                                                         ----------   ----------

Net cash used by investing activities                            0            0
                                                         ----------   ----------

CASH FLOW FROM FINANCING ACTIVITIES:
   Increase (decrease) in loans payable -other             (50,000)           0
   Increase (decrease) in capitalized lease payable         (9,453)     (10,215)
   Proceeds of common stock                                      0            0
                                                         ----------   ----------

Net cash provided by financing activities                  (59,453)     (10,215)
                                                         ----------   ----------

Net increase (decrease) in cash                            538,058      (11,989)

CASH, beginning of period                                   85,320      104,882
                                                         ----------   ----------

CASH, end of period                                      $ 623,378    $  92,893
                                                         ==========   ==========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
Cash paid for Interest Expenses                          $     985    $     771
Cash paid for Income Taxes                               $       0    $       0
                                                         ==========   ==========

    The accompanying notes are an integral part of the financial statements

                     LAW ENFORCEMENT ASSOCIATES, CORPORATION
                       (FORMERLY ACADEMY RESOURCES, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2002

(1)          SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------

             Organization and operations
             ---------------------------

             Academy Resources Inc. (Company) was incorporated on May 14 , 1998 under the laws of the State of Nevada for the purpose of mining and exploration. Through the period from incorporation to December 3, 2001 the company had no revenue, and had ceased operations. At December 3, 2001, the company, via a reverse merger, obtained all the outstanding common stock of Law Enforcement Associates, Inc. a New Jersey company doing business in North Carolina, that was incorporated in 1972 .Law Enforcement Associates, Inc was 100 % owned by Sirchie Finger Print Laboratories Inc. The name of the parent shell corporation was then changed to Law Enforcement Associates Corporation.

             The operations of the company consist of manufacturing and providing, surveillance and intelligence gathering products and vehicle inspection equipment. Products are used by law enforcement agencies, the military, security and correctional organizations.

             Principles of consolidation
             ---------------------------

             The consolidated financial statements include the accounts of Law Enforcement Associates Corporation and its wholly-owned subsidiary Law Enforcement Associates, inc. All inter company transactions have been eliminated.

             Acquisitions
             ------------

             On June 22, 2000 the company issued 7,032,767 shares of common stock for Myofis Internet Inc., a development stage company incorporated in Delaware. No operations had commenced and the investment was written off.

             On December 3, 2001, the Company and Law Enforcement Associates Inc. (a privately-owned New Jersey corporation doing business in North Carolina), and the individual holders of all of the outstanding common stock of Law Enforcement Inc. (Holders) entered into a reverse acquisition transaction (Reorganization) pursuant to a certain Share Exchange Agreement (Agreement) of such date. Pursuant to the Agreement, the Holders tendered to the Company all issued and outstanding shares of common stock of law Enforcement Inc. in exchange for 8,333,333 shares of restricted common stock of the Company. The reorganization was accounted for as a reverse acquisition.

             Revenue Recognition
             -------------------

             The Company's revenue is derived primarily from the sale of its products to its customers upon shipment of product or upon the providing of services.

                     LAW ENFORCEMENT ASSOCIATES, CORPORATION
                       (FORMERLY ACADEMY RESOURCES, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2002

(1)          SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------

             Net income per share
             --------------------

             Basic earnings per share is computed by dividing the net income by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. There are no common stock equivalents for the company. No preferred stock has been issued

             Income taxes
             ------------

             Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

             Fair value of financial instruments
             -----------------------------------

             The following methods and assumptions were used to estimate the fair value of each class of financial instruments: Cash, accounts receivable and accounts payable. The carrying amounts approximated fair value because of the demand nature of these instruments.

             Organization and start-up costs
             -------------------------------

             In accordance with Statement of Position 98-5, the organization and start-up costs have been expensed in the period incurred.

             Use of estimates
             ----------------

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

             Inventory
             ---------

             Inventory is stated at the lower of cost or market.

                     LAW ENFORCEMENT ASSOCIATES, CORPORATION
                       (FORMERLY ACADEMY RESOURCES, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2002


(1)          SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
--------------------------------------------

             Accounts receivable
             -------------------

             Represents amounts due from customers for products sold or services provided. Substantially all amounts are expected to be collected within 60 days. The $20,000 balance at March 31, 2002, allowance for bad debts that had been established is a management estimate due to the credit worthiness of the primary customer base, largely government entities and the military.

             Interim financial information
             -----------------------------

             The financial statements for the three months ended March 31, 2002 and 2001 are unaudited and include all adjustments which in the opinion of management are necessary for fair presentation, and such adjustments are of a normal and recurring nature. The results for the three months are not indicative of a full year results.

2)           PROPERTY AND EQUIPMENT
-----------------------------------

             The cost of property and equipment is depreciated using the accelerated and straight-line methods over the estimated useful lives (5-7 years) of the various assets. Property and equipment as of March 31 2002 and December 31, 2001 consists of the following:

                                                      March 31     December 31,
                                                        2002           2001
                                                    ------------   ------------

               Office furniture and equipment       $    41,442    $    41,442
               Vehicles                                  16,274         16,274
               Leasehold Improvements                    61,931         61,931
               Machinery & Equipment                    209,383        209,383
                                                    ------------   ------------
                    Total property & Equipment          329,030        329,030
               Accumulated Depreciation                (244,842)      (231,260)
                                                    ------------   ------------
                    Net Property & Equipment        $    84,188    $    97,770
                                                    ============   ============

             Included in property and equipment at December 31, 2001 are capitalized lease equipment with a value of $187,578 and accumulated depreciation of $115,870.

(3)          INCOME TAXES
-------------------------

             In accordance with FASB 109, deferred income taxes and benefits are provided for the results of operations of the Company. The principle temporary differences that will result in deferred tax assets and liabilities are certain expenses and losses accrued for financial reporting purposes not deductible for tax purposes until paid. The differences between Federal income tax rate and the effective income tax rate as reflected in the accompanying co consolidated statement of operations are for the quarter ended:

                     LAW ENFORCEMENT ASSOCIATES, CORPORATION
                       (FORMERLY ACADEMY RESOURCES, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2002


(3)          INCOME TAXES (CON'T)
-------------------------

                                                                   March 31
                                                                  2002    2001
                                                                  -----   -----
             Statutory federal income tax rate                     34%     34%
             State franchise and income taxes                       4       4
             Permanent timing differences of expenses               2       2
                                                                  -----   -----
             Effective tax rate                                    40%     40%

             The prior to the reverse merger, Law Enforcement Associates Inc. filed consolidated income tax return as a subsidiary of the Sirchie Finger Print Laboratories Inc..


(4)          CAPITAL TRANSACTIONS
---------------------------------

             On August 29, 2001, the Company sold 1,666,666 shares of common stock at par for $50,000 to John Carrington, a beneficial principle stockholder.

             On December 3, 2001 the Company issued an aggregate 8,333,333 shares of common stock for the Acquisition of Law Enforcement Associates Inc.

             On December 12, 2001 the company effected a reverse 3:1 split of its common stock. All financial information had been restated for this reverse split.

             In January and February 2002, the company issued 600,000 shares of common stock. at $.05 per shares for a total of $ 30,000. The balance is still owed to the company

(7)           LEASE COMMITMENTS
-------------------------------

             A.) FACILITIES
             --------------
             The Company's lease for its office facilities expired on January 31, 2002. It executed a new lease agreement for expanded facilities commencing February 1, 2002 and ending on January 31, 2003 for approximately $138,900 This lease is with Sirchie Finger Print Laboratories, Inc, (Sirchie) the majority stockholder of the company. Sirchie did not charge the company rent for 2000 and 2001. Imputed rent charges of $63,000 for each year was charged to the income statement, and since Sirchie is waiving repayment, additional paid in capital was credited.

             B.) EQUIPMENT
             -------------
             The company has capitalized lease liabilities as of December 31, 2001 of $37,388 expiring through April 2004. Required lease payments are $16,637 in 2002, $12,505 in 2003 and $8,246 in 2004.
             Equipment operating lease commitments are $6,120 in 2002 and $4,080 in 2003.

                     LAW ENFORCEMENT ASSOCIATES, CORPORATION
                       (FORMERLY ACADEMY RESOURCES, INC.)
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENT
                                 MARCH 31, 2002


(8)          LOANS PAYABLE-RELATED PARTIES
------------------------------------------

             Prior to the reverse merger, Law Enforcement Associates, Inc. (LEA) was a subsidiary of the Sirchie Finger Print Laboratories, Inc (Sirchie). Non interest working capital loans were made to LEA by Sirchie and its affiliates, and John H. Carrington, a majority stockholder of : the company, of Sirchie, and a director of the company. Payable (receivable) balances were as follows:

                                                          March 31, December 31,
                                                          --------- ------------
                                                             2002        2001
                                                          ----------  ----------

             Sirchie Finger Print Laboratories Inc.       $  70,011   $  10,011
             Premier Crown Corporation (affiliate)                0      60,000
             John H. Carrington                              75,000     125,000
                                                          ----------  ----------

                           Total                            145,011     195,011
                                                          ==========  ==========


(9)          CONCENTRATION OF CREDIT RISK
------------------------------------------

             The company places its cash in high credit quality financial institutions. During 2001 and 2002, the company had on deposit funds in excess of the $100,000 FDIC insured limits. Management does not believe that there is any concentration risk.

(10)         INTANGIBLE ASSETS
------------------------------

             In 2001, the company acquired for $120,000 the design, R & D, development rights and product prototypes of a 12.5kz Radio Link product. These assets are being amortized over 15 years.

                     LAW ENFORCEMENT ASSOCIATES CORPORATION
                       (FORMERLY ACADEMY RESOURCES, INC.)

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



Balance Sheets..............................................................F-3

Statements of Operations and Comprehensive Income (Loss)....................F-4

Statements of Stockholders' Equity .........................................F-5

Statements of Cash Flows....................................................F-6

Notes to Financial Statements...............................................F-7

                              BAUM & COMPANY, P.A.
                          CERTIFIED PUBLIC ACCOUNTANTS
                        1515 UNIVERSITY DRIVE - SUITE 209
                          CORAL SPRINGS, FLORIDA 33071
                                 (954) 752-1712

                          INDEPENDENT AUDITORS' REPORT


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
         LAW ENFORCEMENT ASSOCIATES CORPORATION
         (FORMERLY ACADEMY RESOURCES, INC.) AND SUBSIDIARIES


We have audited the accompanying consolidated balance sheets of Law Enforcement Associates Corporation (formerly Academy Resources, Inc.) as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

 We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly in all material respects, the financial position of Law Enforcement Associates Corporation (formerly Academy Resources, Inc.) as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ Baum & Company, P.A.

Coral Springs, Florida
June 1, 2002


                             LAW ENFORCEMENT ASSOCIATES CORPORATION
                               (FORMERLY ACADEMY RESOURCES, INC.)
                                  CONSOLIDATED BALANCE SHEETS
                                   DECEMBER 31, 2001 AND 2000


                                                                         2001         2000
                                                                      -----------  -----------
                                   ASSETS
CURRENT ASSETS
   Cash                                                               $   85,320   $  104,882
   Accounts receivable (net of allowance for doubtful accounts of      1,071,921      423,376
      $20,000 and $5,000 in 2001 and 2000, respectively)
   Inventory                                                             190,863       87,874
   Other current assets                                                    5,393        3,550
                                                                      -----------  -----------

     Total current assets                                              1,353,497      619,682
                                                                      -----------  -----------

PROPERTY AND EQUIPMENT
   (Net of accumulated depreciation of $231,260 and $183,794
    as of December 31, 2001 and 2000, respectively)                       97,770       99,657
                                                                      -----------  -----------

            Total property and equipment                                  97,770       99,657
                                                                      -----------  -----------

OTHER ASSETS
   Intangible asset - net of amortization of $6,773 in 2001              113,227            0
                                                                      -----------  -----------

            Total other assets                                           113,227            0
                                                                      -----------  -----------

Total Assets                                                          $1,564,494   $  719,339
                                                                      ===========  ===========

                    LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable and accruals                                      $  287,729   $  267,576
   Capitalized Leases  Payable -Current                                   16,637        9,662
   Income taxes payable                                                  224,000            0
   Loans payable-related parties                                         195,011       71,850
   Prepaid sales deposits                                                 57,449       18,615
                                                                      -----------  -----------

            Total current liabilities                                    780,826      367,703
                                                                      -----------  -----------

LONG TERM LIABILITIES
   Capitalized Leases Payable -net of current                             20,751       38,465
                                                                      -----------  -----------
            Total Long Term Liabilities                                   20,751       38,465


                                                                      -----------  -----------
Total Liabilities                                                        801,577      406,168
                                                                      -----------  -----------

STOCKHOLDERS' EQUITY
 Preferred Stock $.01 par value 1,000,000 authorized, 0 issued                 0            0
 Common stock, $0.001 par value, shares authorized 50,000,000;
   18,849,433, and 8,849,433  issued and outstanding  2001 and 2000       18,849        8,850
 Additional Paid in Capital                                              194,082       82,748
 Retained Earnings                                                       549,986      221,573
                                                                      -----------  -----------

            Total Stockholders' Equity                                   762,917      313,171
                                                                      -----------  -----------

Total Liabilities and Stockholders' Equity                            $1,564,494   $  719,339
                                                                      ===========  ===========


           The accompanying notes are an integral part of the financial statements.

                                              F-3


                         LAW ENFORCEMENT ASSOCIATES CORPORATION
                           (FORMERLY ACADEMY RESOURCES, INC.)
                         CONSOLIDATED STATEMENTS OF OPERATIONS
                         YEAR ENDED DECEMBER 31, 2001 AND 2000


                                                               2001           2000
                                                           ------------   ------------
REVENUES                                                   $ 5,096,890    $ 3,933,592

COST OF GOOD SOLD                                            3,323,835      2,597,464

                                                           ------------   ------------
           Gross profit                                      1,773,055      1,336,128


OPERATING EXPENSES                                           1,215,006      1,472,662
                                                           ------------   ------------

Net income (loss) before other income (expense) and
provision for income taxes                                     558,049       (136,534)

OTHER INCOME (EXPENSE)
   Interest (Expense)                                           (5,636)        (7,217)
   Writeoff of Acquisition                                           0        (21,098)
                                                           ------------   ------------
        Total Other Income (Expense)                            (5,636)       (28,315)
                                                           ------------   ------------
Net income (loss) before provision for income taxes            552,413       (164,849)

Provision for income taxes                                     224,000         37,000
                                                           ------------   ------------

Net income (loss)                                          $   328,413    $  (201,849)
                                                           ============   ============

     Net income (loss) per weighted average share, basic   $      .036    $     (.051)
                                                           ============   ============

     Weighted average number of shares                       9,050,898      3,980,595
                                                           ============   ============


        The accompanying notes are an integral part of the financial statements.

                                          F-4


                                               LAW ENFORCEMENT ASSOCIATES, CORPORATION
                                                 (FORMERLY ACADEMY RESOURCES, INC.)
                                           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                          ADDITIONAL                      TOTAL
                                              NUMBER OF       COMMON       PREFERRED       PAID-IN        RETAINED     STOCKHOLDERS'
                                               SHARES          STOCK         STOCK         CAPITAL        EARNINGS        EQUITY
                                            -------------  -------------  -------------  -------------  -------------  -------------
BALANCE, December 31, 1999                     1,816,667   $      1,817   $          0   $      5,683   $    423,422   $    430,922

June 22 2000 Stock Issued for Acquisition      7,032,766   $      7,033                        14,065

Contributed Capital for Imputed Rent                                                           63,000              0         63,000
          Expense

 Net (Loss)Year Ended December 31, 2000                0              0              0              0       (201,849)             0
                                            -------------  -------------  -------------  -------------  -------------  -------------

BALANCE, December 31, 2000                     8,849,433          8,850              0         82,748        221,573        313,171


October 29, 2001 shares issued for cash        1,666,667          1,666              0         48,334              0         50,000

Contributed Capital for Imputed Rent                                                           63,000              0         63,000
          Expense

December 3, 2001 shares issued to purchase     8,333,333          8,333              0              0              0          8,333
        shell

December 12, 2001 Reverse 3:1 common                   0              0              0              0              0              0
         stock split

 Net Income Year Ended December 31,2001                0              0              0              0        328,413        328,413
                                            -------------  -------------  -------------  -------------  -------------  -------------

 BALANCE, December 31, 2001                   18,849,433   $     18,849   $          0   $    194,082   $    549,986   $    762,917
                                            =============  =============  =============  =============  =============  =============


                               The accompanying notes are an integral part of the financial statements


                                                                 F-5

                     LAW ENFORCEMENT ASSOCIATES, CORPORATION
                       (FORMERLY ACADEMY RESOURCES, INC.)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2001 AND 2000.



                                                            2001         2000
                                                         ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                        $ 328,413    $(201,849)
Adjustments to reconcile net income (loss) to net cash
used for operations:
   Depreciation & Amortization                              54,239       55,307
   Allowance for bad debts                                  15,000        5,000
   Contributed capital for imputed rent xxpense             63,000       63,000
   Common Stock issued for acquisition                           0       21,098

Change in operating assets and liabilities:
   (Increase) in accounts receivable                      (663,545)     145,822
   (Increase) decrease in inventory                       (102,989)     (11,189)
   (Increase) Decrease in other current assets              (1,843)      57,541
   Increase (Decrease) in accounts payable                  28,486     (121,696)
   Increase (Decrease) in income taxes payable             224,000      (33,365)
   Increase (Decrease) in customer sales deposits           38,834       25,759
                                                         ----------   ----------

Net cash used by operating activities                      (16,405)       5,428
                                                         ----------   ----------

CASH FLOW FROM INVESTING ACTIVITIES:
   Acquisition of fixed assets from capitalized leases           0            0
   Acquisition of intangible assets                       (120,000)           0
                                                         ----------   ----------

Net cash used by investing activities                     (120,000)           0
                                                         ----------   ----------

CASH FLOW FROM FINANCING ACTIVITIES:
   Increase (decrease) in loans payable -other             123,161      (76,063)
   Increase (decrease) in capitalized lease payable        (56,318)      39,301
   Proceeds of common stock                                 50,000            0
                                                         ----------   ----------

Net cash provided by financing activities                  116,843      (36,762)
                                                         ----------   ----------

Net increase (decrease) in cash                            (19,562)     (31,334)

CASH, beginning of period                                  104,882      214,818
                                                         ----------   ----------

CASH, end of period                                      $  85,320    $ 183,484
                                                         ==========   ==========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
Cash paid for Interest Expenses                          $   5,636    $   7,217
Cash paid for Income Taxes                               $       0    $  37,000
Asset Additions by Capitalized Leases                    $  34,996    $  29,910







     The accompanying notes are an integral part of the financial statements

                     LAW ENFORCEMENT ASSOCIATES, CORPORATION
                       (FORMERLY ACADEMY RESOURCES, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000

(1)      SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------

         Organization and operations
         ---------------------------

         Academy Resources Inc. (Company) was incorporated on May 14 , 1998 under the laws of the State of Nevada for the purpose of mining and exploration. Through the period from incorporation to December 3, 2001 the company had no revenue, and had ceased operations. At December 3, 2001, the company, via a reverse merger, obtained all the outstanding common stock of Law Enforcement Associates, Inc. a New Jersey company doing business in North Carolina, that was incorporated in 1972 .Law Enforcement Associates, Inc was 100 % owned by Sirchie Finger Print Laboratories Inc. The name of the parent shell corporation was then changed to Law Enforcement Associates Corporation.

         The operations of the company consist of manufacturing and providing, surveillance and intelligence gathering products and vehicle inspection equipment. Products are used by law enforcement agencies, the military, security and correctional organizations.

         Principles of consolidation
         ---------------------------

         The consolidated financial statements include the accounts of Law Enforcement Associates Corporation and its wholly-owned subsidiary Law Enforcement Associates, inc. All inter company transactions have been eliminated.

         Acquisitions
         ------------

         On June 22, 2000 the company issued 7,032,767 shares of common stock for Myofis Internet Inc., a development stage company incorporated in Delaware. No operations had commenced and the investment was written off.

         On December 3, 2001, the Company and Law Enforcement Associates Inc. (a privately-owned New Jersey corporation doing business in North Carolina), and the individual holders of all of the outstanding common stock of Law Enforcement Inc. (Holders) entered into a reverse acquisition transaction (Reorganization) pursuant to a certain Share Exchange Agreement (Agreement) of such date. Pursuant to the Agreement, the Holders tendered to the Company all issued and outstanding shares of common stock of law Enforcement Inc. in exchange for 8,333,333 shares of restricted common stock of the Company. The reorganization was accounted for as a reverse acquisition.

         Revenue Recognition
         -------------------

         The Company's revenue is derived primarily from the sale of its products to its customers upon shipment of product or upon the providing of services.

                     LAW ENFORCEMENT ASSOCIATES, CORPORATION
                       (FORMERLY ACADEMY RESOURCES, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000

(1)      SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
 ---------------------------------------

         Net income per share
         --------------------

         Basic earnings per share is computed by dividing the net income by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. There are no common stock equivalents for the company. No preferred stock has been issued

         Income taxes
         ------------

         Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

         Fair value of financial instruments
         -----------------------------------

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments: Cash, accounts receivable and accounts payable. The carrying amounts approximated fair value because of the demand nature of these instruments.

         Organization and start-up costs
         -------------------------------

         In accordance with Statement of Position 98-5, the organization and start-up costs have been expensed in the period incurred.

         Use of estimates
         ----------------

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Inventory
         ---------

         Inventory is stated at the lower of cost or market.

                     LAW ENFORCEMENT ASSOCIATES, CORPORATION
                       (FORMERLY ACADEMY RESOURCES, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


(1)      SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
----------------------------------------

         Accounts receivable
         -------------------

         Represents amounts due from customers for products sold or services provided. Substantially all amounts are expected to be collected within 60 days. The $20,000 and $5,000 in 2001 and 2000, respectively, allowances for bad debts that had been established is a management estimate due to the credit worthiness of the primary customer base, largely government entities and the military.

(2)      PROPERTY AND EQUIPMENT
-------------------------------

         The cost of property and equipment is depreciated using accelerated and straight-line methods over the estimated useful lives (5-7 years) of the various assets. Property and equipment as of December 31 consists of the following:
                                                   2001            2000
                                             ---------------  --------------

          Office furniture and equipment     $       41,442   $      35,627
          Vehicles                                   16,274          16,274
          Leasehold Improvements                     61,931          61,931
          Machinery & Equipment                     209,383         169,619
                                             ---------------  --------------
               Total property & Equipment           329,030         283,451
          Accumulated Depreciation                 (231,260)       (183,794)
                                             ---------------  --------------
               Net Property & Equipment      $        97,770  $      99,657
                                             ===============  ==============

         Included in property and equipment at December 31, 2001 are capitalized lease equipment with a value of $187,578 and accumulated depreciation of $115,870.

(3)      INCOME TAXES
---------------------

         In accordance with FASB 109, deferred income taxes and benefits are provided for the results of operations of the Company. The principle temporary differences that will result in deferred tax assets and liabilities are certain expenses and losses accrued for financial reporting purposes not deductible for tax purposes until paid. The differences between Federal income tax rate and the effective income tax rate as reflected in the accompanying co consolidated statement of operations are
                                                                  Year Ended
                                                                  December 31,
                                                                  -------------
                                                                  2001    2000

         Statutory federal income tax rate (benefit)              34%     (34)%
         State franchise and income taxes                          4       (4)
         Permanent timing differences of expenses                 (4)       -
         Loss utilization by former  parent company                -       38
                                                                 -----    -----
         Effective tax rate                                        -%      34%

         The prior to the reverse merger, Law Enforcement Associates Inc. filed consolidated income tax return as a subsidiary of the Sirchie Finger Print Laboratories Inc.. The loss in 2000 was fully utilized in the consolidated income tax filing.

                     LAW ENFORCEMENT ASSOCIATES, CORPORATION
                       (FORMERLY ACADEMY RESOURCES, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000

(4)      CAPITAL TRANSACTIONS
-----------------------------

         On June 22, 2000, the company issued 7,032,766 shares of stock for the acquisition of Myofis Internet Inc. This acquisition has ceased to function and was written off as a charge of $21,098 in 2000.

         On August 29, 2001, the Company sold 1,666,667 shares of common stock at par for $50,000 to John Carrington, a beneficial principle stockholder.

         On December 3, 2001 the Company issued an aggregate 8,333,333 shares of common stock for the Acquisition of Law Enforcement Associates Inc.

         On December 12, 2001 the company effected a reverse 3:1 split of its common stock. All financial information had been restated for this reverse split.

(7)       LEASE COMMITMENTS
---------------------------

         A.) FACILITIES
         --------------
         The Company's lease for its office facilities expired on January 31, 2002. It executed a new lease agreement for expanded facilities commencing February 1, 2002 and ending on January 31, 2003 for approximately $138,900 This lease is with Sirchie Finger Print Laboratories, Inc, (Sirchie) the majority stockholder of the company. Sirchie did not charge the company rent for 2000 and 2001. Imputed rent charges of $63,000 for each year was charged to the income statement, and since Sirchie is waiving repayment, additional paid in capital was credited.

         B.) EQUIPMENT
         -------------
         The company has capitalized lease liabilities as of December 31, 2001 of $37,388 expiring through April 2004. Required lease payments are $16,637 in 2002, $12,505 in 2003 and $8,246 in 2004. Equipment
         operating lease commitments are $6,120 in 2002 and $4,080 in 2003.

(8)       LOANS PAYABLE-RELATED PARTIES
---------------------------------------

         Prior to the reverse merger, Law Enforcement Associates, Inc. (LEA) was a subsidiary of the Sirchie Finger Print Laboratories, Inc (Sirchie). Non interest working capital loans were made to LEA by Sirchie and its affiliates, and John H. Carrington, a majority stockholder of : the company, of Sirchie, and a director of the company. Year end payable (receivable) balances were as follows:

                                                              December 31,
                                                         ---------------------
                                                            2001       2000
                                                         ----------  ---------

         Sirchie Finger Print Laboratories Inc.          $  10,011   $ (3,149)
         Premier Crown Corporation (affiliate)              60,000          -
              John H. Carrington                            75,000    125,000
                                                         ----------  ---------

                           Total                           195,011     71,851
                                                         ==========  =========

                     LAW ENFORCEMENT ASSOCIATES, CORPORATION
                       (FORMERLY ACADEMY RESOURCES, INC.)
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENT
                           DECEMBER 31, 2001 AND 2000


(9)       CONCENTRATION OF CREDIT RISK
--------------------------------------

         The company places its cash in high credit quality financial institutions. During 2000 and 2001, the company had on deposit funds in excess of the $100,000 FDIC insured limits. Management does not believe that there is any concentration risk.

(10)      INTANGIBLE ASSETS
---------------------------

         In 2001, the company acquired for $120,000 the design, R & D, development rights and product prototypes of a 12.5kz Radio Link product. These assets are being amortized over 15 years.

PART III

ITEM 1. INDEX TO EXHIBITS

         2.1 Agreement for the Exchange of Common Stock by and between Academy Resources, Inc., Sirchie Finger Print Laboratories, Inc. and Law Enforcement Associates, Inc.
         2.2 Agreement by and among Academy Resources, Inc. and Myofis Internet, Inc.
         3.1      Certificate of Incorporation
         3.2      Certificate of Amendment to the Certificate of Incorporation
         3.3      By-laws
         21.1     List of Subsidiaries of the Registrant

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 10, 2002


LAW ENFORCEMENT ASSOCIATES CORPORATION


By: /s/ Paul Feldman
    -----------------------------------
      Paul Feldman, President

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature                       Title                          Date
---------                       -----                          ----

/s/Paul Feldman                 President, Treasurer           July 10, 2002
-----------------------         and Secretary
Paul Feldman

/s/Inez Neff                    Assistant Secretary            July 10, 2002
-----------------------
Inez Neff

/s/John H. Carrington           Director                       July 10, 2002
-----------------------
John H. Carrington

/s/Jerry M. Lamm                Director                       July 10, 2002
-----------------------
Jerry Lamm



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